UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On June 26, 2025, Boqii Holding Limited (the “Company”) held an extraordinary general meeting in Shanghai (the “EGM”).

The Company hereby submits this current report on Form 6-K (the “Report”) to furnish (i) the voting results of the EGM and (ii) a press release announcing the Company’s plan to terminate the Deposit Agreement dated September 29, 2020 among the Company, The Bank of New York Mellon (the “Depositary”), and the owners and holders of American depositary shares and a reverse stock split, as set forth in Exhibit 99.1 hereto.

Submission of Matters to a Vote of Security Holders.

On June 26, 2025, the Company held EGM at 9:30 a.m. local time at Building 9, No. 388, Shengrong Road, Pudong, New District, Shanghai 201210, People’s Republic of China. Three items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To approve as an ordinary resolution, a reverse share split (the “Reverse Split”) of the Company’s issued and unissued shares at a ratio of one (1)-for-one hundred sixty (160) so that following such Reverse Split, the authorized share capital of the Company will be US$20,000,000 divided into 125,000,000 shares of par value of US$0.16 each, comprising (a) 93,750,000 Class A Ordinary Shares of par value of US$0.16 each; (b) 12,500,000 Class B Ordinary Shares of par value of US$0.16 each; and (c) 18,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the M&A;

Voting Shareholders	For	Against	Abstain

Class A Shareholders*
	185,355,000

Class B Shareholders*
Merchant Tycoon Limited	260,754,580

ADR Holders**
The Bank of New York Mellon	1,071,450	346,500

Total (Votes)	447,181,030	346,500
Total (%)	99.92%	0.08%

Proposal 2: By special resolution, to amend the Thirteenth Amended and Restated Articles of Association of the Company currently in effect (the “M&A”) to reduce deemed service date for notice served by post under Article 171(a) of the M&A from five (5) calendar days to three (3) calendar days (the “Amendment to M&A”) counting from the date service is deemed to occur as provided in the M&A and to amend and restate the M&A by their deletion in their entirety and to substitute in their place the Fourteenth Amended and Restated Memorandum and Articles of Association (the “Fourteenth M&A”);

Voting Shareholders	For	Against	Abstain

Class A Shareholders*
	185,355,000

Class B Shareholders*
Merchant Tycoon Limited	260,754,580

ADR Holders**
The Bank of New York Mellon	982,500	366,600	68,850

Total (Votes)	447,092,080	366,600	68,850
Total (%)	99.92%	0.08%

Proposal 3: Subject to the Shareholders’ approval of Proposal One and the Board’s implementation of the Reverse Split, to suspend the trading of the Company’s Shares represented by American Depositary Shares (“ADSs”), terminate the deposit agreement for the ADSs among the Company, its depositary bank, The Bank of New York Mellon (the “Depositary”), and the owners and holders of the ADSs representing the Company’s Class A ordinary shares, the exchange of ADSs for the corresponding Class A ordinary shares of the Company and commence trading of the Company’s Class A ordinary shares on the NYSE American (“AMEX”) upon the effectiveness of the Reverse Split.

Voting Shareholders	For	Against	Abstain

Class A Shareholders*
	185,355,000

Class B Shareholders*
Merchant Tycoon Limited	260,754,580

ADR Holders**
The Bank of New York Mellon	988,200	369,000	60,750

Total (Votes)	447,097,780	369,000	60,750
Total (%)	99.92%	0.08%

*	In respect of matters requiring the votes of shareholders in the extraordinary general meeting, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes.

**	The results of the ADR tabulation are expressed in Class A ordinary shares.

INCORPORATION BY REFERENCE

This Report shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on November 23, 2022 (File no. 333-267919), and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: June 27, 2025

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